TSX:GNG
www.goldengoliath.com

Vancouver, Canada, June 28, 2012

For immediate release

Agnico-Eagle Starts Drilling at Las Bolas/Los Hilos

Golden Goliath Resources (TSX V:GNG) (US:GGTH-F) is pleased to provide an update of developments on their extensive exploration portfolio in the Uruachic Mining District in the Sierra Madre Gold-Silver Belt of northwest Mexico.  The Uruachic Mining District hosts the recently discovered Orisyvo deposit, a 9.6 million ounce gold deposit currently being explored and developed by Fresnillo PLC, one of the world’s largest mining companies.

Paul Sorbara, President/CEO of Golden Goliath comments: “We are very pleased that the drill is now onsite at Las Bolas/Los Hilos and look forward to exciting results from Agnico’s drill program.  Infrastructure improvements continue in the area, largely due to the discovery of Orisyvo, which looks like it will soon be developed into a very large new mine adjacent to our Nopalera property. The local government’s new road along the Oteros River has allowed our exploration team good access to our 100% owned La Barranca concession for the first time, resulting in a new discovery.  This new discovery, and the large Orisyvo deposit are partial fulfillment of Agnico-Eagle’s president Sean Boyd’s prediction in the video posted on our website that new discoveries would be made in the Uruachic Mining District, validating our company’s focus on the area.”

“Our primary exploration efforts remain focused on Nopalera, and drill target definition is nearing completion.  Overall, despite difficult market conditions the Company is advancing the interests of shareholders and adding value to our exploration portfolio in the Uruachic Mining District.”

Agnico-Eagle Mines Ltd.

Agnico-Eagle has advised us that their drill is now onsite at the Las Bolas/Los Hilos property, and their crew is commencing the first hole of the current drilling program. Under the terms of the Earn in and Shareholders agreement, Agnico can earn a 51% interest in the property by spending $5 Million on exploration over a 5 year period.  They will then have the option of earning an additional 20% interest by either completing a feasibility study or by spending an additional $10 Million in exploration.

La Barranca Concession New Discovery

The Mexican local government is building a new road along the Oteros River which has given our exploration crew the first road access to our large (1,503 ha) 100%-owned Barranca claim. The La Barranca concession is one of the Company’s original concessions in the area, but no significant work had been conducted due to the difficult access.  Since the new road access, the Company has identified a very promising zone with excellent grades in gold and silver.

Recent initial work carried out by the Company’s exploration team on the La Barranca claim, (location map available on Properties page of the Company’s website) has shown the presence of gold, silver and copper values in mantos and quartz veins within a 600 x 1,000 metre skarn zone.  Work continues on this promising new area.  Currently 42 channel samples have been taken over a cumulative length of 205 metres across structures with an average width of 3.57 metres. These samples average 1.30 g/t Au, 35 g/Ag and 0.268% Cu. The gold values range from 0.126 g/t to 8.96 g/t, and silver values range from 6.3 g/t  to overlimit values ( > 100 g/t Ag) that are currently being rechecked.

Nopalera

Drill target definition is nearing completion as the Company’s geological team is compiling the results of the more than 4,000 rock samples collected from the Nopalera concession, and TerraSpec analysis continues on rock samples and drill samples in order to map the alteration zones.

Orisyvo Development Plans, Infrastructure Improvements

A Chihuahua City newspaper recently interviewed Fresnillo/Peñoles’ head of exploration, Mr. David Giles, regarding the developments at their new Orisyvo discovery adjacent to Golden Goliath’s Nopalera property. The article states that Peñoles and their sister company Fresnillo PLC plan to spend $800 million to see the project through to production and that they estimate that they will directly employ 1,500 people over an expected mine life of 15 years.

The Mexican State Government is currently upgrading the 40 kilometre access road that leads from the Interstate Highway to the town of Uruachic. The narrow gravel road is being converted to a two lane paved highway with concrete bridges.  Peñoles will construct a branch road from the new access road to Orisyvo.

The upgrade in infrastructure shows the importance of this major new gold discovery, which is currently stated to contain 9.6 million ounces of gold and 13 million ounces of silver. The new developments will also greatly enhance and facilitate Golden Goliath’s Uruachic operations. Peñoles now surrounded the entire Uruachic district with its own claims, with the extensive Golden Goliath claims inside of what has become essentially a “gated community”.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:
Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.